Exhibit 99.3.1

PRO FORMA VALUATION UPDATE REPORT

COASTWAY BANCORP, INC.
Cranston, Rhode Island

PROPOSED HOLDING COMPANY FOR:
COASTWAY COMMUNITY BANK
Cranston, Rhode Island

Dated As Of:
October 25, 2013

Prepared By:

RP® Financial, LC.

1100 North Glebe Road

Suite 600

Arlington, Virginia  22201

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

October 25, 2013

Boards of Directors

Coastway Bancorp, MHC

Coastway Bancorp, LLC

Coastway Community Bank

One Coastway Plaza

Cranston, Rhode Island 02910

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and reissued by the Office of the Comptroller Currency (“OCC”), and applicable interpretations thereof.  Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”) in the absence of separate written valuation guidelines.  Our original appraisal report, dated August 9, 2013 (the “Original Appraisal”), is incorporated herein by reference.  As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On August 22, 2013, the respective Boards of Directors of Coastway Bancorp, MHC adopted a plan of conversion and reorganization (the “Plan of Conversion”), whereby the MHC will convert to stock form.  As a result of the conversion, Coastway Bancorp, LLC, which currently owns all of the issued and outstanding common stock of Coastway Community Bank (“Coastway” or the “Bank”), will be succeeded by a Maryland corporation with the name of Coastway Bancorp, Inc. (“Coastway Bancorp” or the “Company”).  Following the conversion, the MHC will no longer exist.  For purposes of this document, the existing consolidated entity will hereinafter be referred to as Coastway or the Bank.

It is our understanding that Coastway will offer its stock, representing the ownership interest held by the MHC, in a subscription offering to Eligible Account holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions.  To the extent that shares remain available for purchase after satisfaction of all orders received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering.  Upon completing the mutual-to-stock conversion and stock offering, the Company will be 100% owned by public shareholders.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

This updated appraisal reflects the following noteworthy items:  (1) a review of recent developments in Coastway’s financial condition, including financial data through September 30, 2013; (2) an updated comparison of Coastway’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which Coastway’s common stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock.  Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.  RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.  RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1.                                      Financial Results

Table 1 presents summary balance sheet and income statement details for the 12 months ended June 30, 2013 and updated financial information through September 30, 2013.  Coastway’s assets increased by $4.8 million or 1.3% from June 30, 2013 to September 30, 2013, primarily due to an increase in loans and bank-owned life insurance (“BOLI”), while cash and equivalents decreased.  The growth in loans occurred primarily in portfolio loans as a result of increased 1-4 family residential loan originations (including jumbo residential loans that are retained in portfolio), while loans held-for-sale as part of the mortgage banking operations declined, reflecting increased lending opportunities for portfolio loans but decreased origination volumes of loans held for sale.  Cash and investments (inclusive of FHLB stock) decreased from $12.6 million or 3.3% of assets at June 30, 2013, to $10.4 million or 2.7% of assets at September 30, 2013.  BOLI totaled $4.0 million, or 1.1% of assets, at September 30, 2013, due to the purchase of BOLI on certain executive officers in July 2013, as a funding source of the Bank’s employee benefit plan obligations.

Reflecting Coastway’s primary source of funds of retail deposits held by individuals and business within its market area, the Bank’s deposits increased by $8.5 million, from $330.0 million at June 30, 2013, to $338.5 million, or 89.0% of assets, at September 30, 2013.  The deposit growth for the three month period was a result of increases in non-interest bearing, money market and certificates of deposit.  Interest bearing checking and savings accounts declined modestly during the quarter.

Table 1

Coastway Bancorp, Inc.

Recent Financial Data

	At June 30, 2013		At Sept. 30, 2013
		% of		% of
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$375,692	100.00%	$380,522	100.00%
Cash and Cash Equivalents	9,863	2.63%	7,699	2.02%
FHLB Stock	2,694	0.72%	2,694	0.71%

Loans Originated for Investment, net	309,066	82.27%	318,049	83.58%
Loans Held for Sale	19,082	5.08%	13,156	3.46%
Loans Receivable, net	328,148	87.34%	331,205	87.04%

Fixed Assets	23,149	6.16%	23,951	6.29%
Real Estate Owned	1,670	0.44%	1,659	0.44%
Real Estate Inv./Held for Sale	3,515	0.94%	3,515	0.92%
Bank Owned Life Insurance	0	0.00%	4,027	1.06%
Deposits	329,992	87.84%	338,484	88.95%
FHLB Advances, Other Borrowed Funds	14,000	3.73%	11,000	2.89%
Stockholders’ Equity	27,541	7.33%	27,549	7.24%
AOCI Adjustment	(516)	-0.14%	(516)	-0.14%

	12 Months Ended		12 Months Ended
	June 30, 2013		Sept. 30, 2013
		% of Avg.		% of Avg.
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$13,463	3.74%	$13,674	3.71%
Interest Expense	(2,661)	-0.74%	(2,650)	-0.72%
Net Interest Income	$10,802	3.00%	$11,024	2.99%
Provision for Loan Losses	(734)	-0.20%	(611)	-0.17%
Net Interest Income after Provisions	$10,068	2.79%	$10,413	2.82%

Other Operating Income	$3,231	0.90%	$3,410	0.92%
Operating Expense	(15,452)	-4.29%	(15,786)	-4.28%
Net Operating Income	$(2,153)	-0.60%	$(1,963)	-0.53%

Mortgage Banking Income	$4,210	1.17%	$3,331	0.90%

Net Non-Operating Income	$(482)	-0.13%	$(482)	-0.13%

Net Income Before Tax	$1,575	0.44%	$886	0.24%
Income Taxes	(663)	-0.18%	(407)	-0.11%
Net Income (Loss)	$912	0.25%	$479	0.13%

Core Net Income (Loss)	$1,201	0.33%	$771	0.21%

Source:  Coastway Bancorp’s preliminary prospectus and RP Financial calculations.

Borrowings decreased from $14.0 million or 3.7% of assets at June 30, 2013, to $11.0 million or 2.9% of assets at September 30, 2013.  Borrowings were reduced during the third quarter primarily due to maturities and repayment of overnight and long-term advances, as the increase in deposit funds was sufficient to provide adequate funding for operations.  As of September 30, 2013, $9.0 million of the borrowings consisted of overnight advances from the FHLB of Boston with a weighted average cost of 0.31%.  Coastway’s equity increased slightly from $27.541 million or 7.3% of assets at June 30, 2013, to $27.549 million or 7.2% of assets at September 30, 2013.  Capital growth during the third quarter was realized through retention of net income of $8,000.

Updated credit quality measures showed a modest reduction in non-performing assets (“NPAs”), inclusive of accruing troubled debt restructured loans.  Based on information in Coastway’s September 30, 2013 call report, Coastway’s NPAs decreased from $11.7 million or 3.12% of assets at June 30, 2013, to $11.3 million or 2.98% of assets at September 30, 2013, as the recent increase in total assets has decreased the relative impact of the increase in NPAs.  Balances of all types of NPAs decreased over the last quarter.  These trends reflect the Bank’s efforts to resolve NPAs through foreclosure and resultant sales of OREO.  As of September 30, 2013, NPAs consisted of $6.5 million of non-accruing loans, $1.7 million of OREO and $3.1 million of accruing troubled debt restructured loans.

Coastway’s operating results for the 12 months ended June 30, 2013 and September 30, 2013 are also set forth in Table 1.  The Bank’s reported earnings decreased from $0.912 million or 0.25% of average assets for the 12 months ended June 30, 2013, to $0.479 million or 0.13% of average assets for the 12 months ended September 30, 2013.  The decrease in net income was mostly due to lower gains on sale of loans related to the mortgage banking operations and increased operating expenses, offset in part by a higher level of interest income as well as non-interest income.  The Bank’s core net income equaled $0.771 million or 0.21% of average assets for the 12 months ended September 30, 2013.  Such income reflects the exclusion of net non-operating income sources, along with a normalized tax rate assumption.

Coastway’s net interest income increased from $10.8 million for the 12 months ended June 30, 2013, to $11.0 million for the 12 months ended September 30, 2013, primarily due to the increased balance of portfolio loans.  The net interest income ratio remained relatively stable over the past quarter, as both the interest income and interest expense ratios exhibited slight declines, reflecting reductions in the average yield on interest earning assets and cost of funds both by 2 basis points.

Operating expenses were modestly higher during most recent 12 month period, increasing from $15.5 million for the 12 months ended June 30, 2013, to $15.8 million for the 12 months ended September 30, 2013, while the ratio of operating expenses as a percent of assets remained stable.  The increase in operating expenses was mostly attributable to increases in salary and employee benefits and occupancy expenses related to the growth in the Bank’s business activities.

Non-interest operating income was higher during the most recent 12 month period and equaled 0.92% of average assets for the 12 months ended September 30, 2013, as shown in Table 1.  Included in this income category is the income on the BOLI which began in

July 2013 along with income from various banking services and products.  A notable reason for the reduction in trailing 12 month income was a reduction in mortgage banking income, reflecting a decline in gains on the sale of loans.  Gains on the sale of loans declined from $4.2 million, or 1.2% of average assets for the 12 months ended June 30, 2013, to $3.3 million, or 0.9% of average assets, for the 12 months ended September 30, 2013.  The decrease in gains on sale of loans resulted from both a lower volume of loan sales, along with a reduction in the net margin earned on these loan sales.  This decrease in premiums paid by third party purchasers was a result of the general interest rate environment, a reduction in refinancing volumes and competition.

Overall, when including the gains on sale of loans into core earnings, the Bank’s updated efficiency ratio of 89.0% (operating expenses, net of amortization of intangibles, as a percent of net interest income, non-interest operating income and gains on the sale of loans) was slightly less favorable compared to the 84.6% efficiency ratio recorded for the 12 months ended June 30, 2013.  Total non-operating income remained unchanged in both periods and reflected the writedown of property held for sale.

Improving credit quality trends supported a reduction in loan loss provisions established during the most recent 12 month period, decreasing as percent of average assets from 0.74% for the 12 months ended June 30, 2013 to 0.17% for the 12 months ended September 30, 2013.  As of September 30, 2013, the Bank maintained an allowance for loan losses of $1.6 million, equal to 24.58% of non-performing loans (non-accruing loans).

2.                                      Peer Group Financial Comparisons

Tables 2 and 3 present updated financial characteristics and operating results for Coastway, the Peer Group and all publicly-traded thrifts.  The Bank’s ratios are based on financial results through September 30, 2013, while the Peer Group’s information is through June 30, 2013, unless otherwise indicated for the Peer Group companies.  In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal.  Consistent with the Original Appraisal, the Bank’s updated interest-earning asset composition reflected a lower concentration of cash and investments and a higher concentration of loans.  Overall, the Bank’s and the Peer Group’s updated interest-earning assets-to-assets ratios equaled 90.8% and 93.7%, respectively.

Coastway’s funding composition continued to show a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures.  Updated interest-bearing liabilities-to-assets ratios equaled 91.8% and 83.9% for the Bank and the Peer Group, respectively.  Coastway’s updated tangible equity-to-assets ratio equaled 7.2%, which fell notably below the comparable Peer Group ratio of 13.0%.  Coastway’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 98.9%, which remained below the comparable Peer Group ratio of 111.7%.  As discussed in the Original Appraisal, the additional equity realized from stock proceeds should serve to increase Coastway’s IEA/IBL ratio, as the level of interest-bearing liabilities funding assets will be lower, due to the increase in equity realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of June 30, 2013

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
	Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS, Cash &			Borrows.	Net	Tng Net
	Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	&Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Coastway Community Bank of RI
September 30, 2013	2.02	0.71	1.06	87.04	88.95	2.89	0.00	7.24	0.00	7.24	10.13	-3.64	18.80	8.81	NM	3.34	3.34	7.47	9.60	10.15

All Public Companies
Averages	6.30	21.20	1.80	66.20	74.50	10.40	0.40	13.50	0.80	12.70	3.74	0.70	5.04	4.03	-4.60	1.32	0.65	12.95	12.82	21.26
Medians	4.60	17.80	2.00	68.10	75.60	8.50	0.00	12.80	0.00	11.70	0.56	-3.21	2.46	0.55	-3.72	-0.17	-0.39	12.56	12.37	19.67

Comparable Group
Averages	6.18	16.42	2.12	72.63	76.20	8.64	0.09	13.75	0.10	13.65	5.48	-8.08	10.48	4.81	9.24	2.41	2.43	11.86	11.86	19.45
Medians	5.10	11.35	2.30	74.95	76.20	7.65	0.00	12.95	0.00	12.80	3.48	-5.87	3.38	2.55	0.02	-3.05	-3.08	10.81	10.81	18.97

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA	19.70	11.00	2.80	63.40	80.30	0.50	0.00	17.80	0.00	17.80	-7.15	-15.86	-0.20	-7.72	-33.52	-3.85	-3.85	12.73	12.73	23.16
BLMT	BSB Bancorp, Inc. of MA	6.10	10.60	1.40	80.30	76.50	8.00	0.00	14.10	0.00	14.10	20.35	10.58	22.95	29.34	-4.48	-3.19	-3.19	NA	NA	18.78
CBNK	Chicopee Bancorp, Inc. of MA	6.80	11.70	2.30	76.50	78.50	6.20	0.00	15.20	0.00	15.20	-1.31	-7.47	0.48	3.05	-39.92	2.77	2.77	NA	NA	19.15
COBK	Colonial Financial Serv. of NJ	1.40	45.70	2.30	46.90	84.30	5.40	0.00	9.90	0.00	9.90	1.28	-0.40	1.81	-2.95	NM	-11.88	-11.88	9.83	9.83	20.40
GTWN	Georgetown Bancorp, Inc. of MA	2.80	10.10	1.20	83.20	65.50	18.00	0.00	12.80	0.00	12.80	7.29	-43.41	25.35	-9.51	64.74	42.52	42.52	10.81	10.81	16.94
HBNK	Hampden Bancorp, Inc. of MA	3.90	22.00	2.60	69.20	72.70	13.30	0.00	12.80	0.00	12.80	6.01	-4.13	10.89	9.19	0.02	-4.02	-4.02	NA	NA	NA
PEOP	Peoples Fed Bancshrs Inc of MA	7.50	8.20	3.50	78.90	73.70	5.70	0.00	18.60	0.00	18.60	2.66	-4.26	4.65	2.05	37.50	-4.02	-4.02	15.19	15.19	25.28
SIFI	SI Financial Group, Inc. of CT	4.10	20.90	1.00	70.70	74.70	9.80	0.90	13.10	0.40	12.70	-0.88	-7.47	1.75	-0.79	0.00	-2.90	-2.97	NA	NA	NA
THRD	TF Fin. Corp. of Newtown PA	6.30	14.40	2.50	73.40	79.90	7.30	0.00	11.70	0.60	11.10	4.29	14.33	2.10	4.46	2.84	4.18	4.42	10.74	10.74	18.77
WEBK	Wellesley Bancorp, Inc. of MA	3.20	9.60	1.60	83.80	75.90	12.20	0.00	11.50	0.00	11.50	22.21	-22.75	34.99	21.01	55.97	4.49	4.49	NA	NA	13.15

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended September 30, 2013

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
					Loss	NII				Total								MEMO:	MEMO:
	Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	Yield	Cost	Yld-Cost	Assets/	Effective
	Income	Income	Expense	NII	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	On Assets	Of Funds	Spread	FTE Emp.	Tax Rate
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)		(%)
Coastway Community Bank of RI
September 30, 2013	0.13	3.71	0.72	2.99	0.17	2.82	0.00	0.00	0.92	0.92	4.28	0.00	0.90	0.00	4.00	0.76	3.24	2,657	45.94

All Public Companies
Averages	0.55	3.79	0.76	3.03	0.25	2.78	0.05	-0.06	0.70	0.69	3.04	0.02	0.44	0.00	4.06	0.90	3.16	5,596	30.27
Medians	0.60	3.78	0.74	3.04	0.16	2.86	0.00	-0.02	0.59	0.59	2.81	0.00	0.16	0.00	4.06	0.86	3.16	4,914	32.28

Comparable Group
Averages	0.36	3.63	0.68	2.96	0.20	2.75	0.02	-0.05	0.46	0.43	2.79	0.00	0.15	0.00	3.92	0.82	3.10	5,849	34.31
Medians	0.45	3.69	0.68	3.01	0.14	2.85	0.00	0.00	0.39	0.40	2.72	0.00	0.09	0.00	3.93	0.79	3.08	5,220	37.48

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA	0.44	3.81	0.63	3.18	0.13	3.05	0.00	0.00	0.17	0.17	2.71	0.00	0.00	0.00	3.89	0.74	3.15	4,652	16.06
BLMT	BSB Bancorp, Inc. of MA	0.17	3.39	0.61	2.78	0.22	2.56	0.07	0.00	0.17	0.25	2.79	0.00	0.24	0.00	3.50	0.73	2.77	7,974	37.57
CBNK	Chicopee Bancorp, Inc. of MA	0.49	3.98	0.82	3.16	0.07	3.09	0.06	-0.03	0.60	0.62	3.01	0.00	-0.02	0.00	4.20	0.97	3.23	4,700	20.58
COBK	Colonial Financial Serv. of NJ	-0.15	3.15	0.74	2.41	0.71	1.70	0.00	-0.39	1.04	0.65	2.84	0.00	0.18	0.00	3.34	0.83	2.51	5,739	50.05
GTWN	Georgetown Bancorp, Inc. of MA	0.47	4.17	0.61	3.56	0.12	3.44	0.00	0.01	0.29	0.30	3.78	0.00	0.82	0.00	4.33	0.72	3.61	4,427	38.15
HBNK	Hampden Bancorp, Inc. of MA	0.46	3.77	0.85	2.92	0.10	2.82	0.00	0.01	0.48	0.49	2.72	0.00	0.16	0.00	3.97	0.99	2.97	5,778	37.39
PEOP	Peoples Fed Bancshrs Inc of MA	0.26	3.44	0.51	2.93	0.06	2.87	0.00	0.00	0.29	0.30	2.49	0.00	0.05	0.00	3.64	0.64	3.00	7,660	64.05
SIFI	SI Financial Group, Inc. of CT	-0.01	2.86	0.74	2.12	0.18	1.94	0.05	-0.02	0.62	0.65	2.56	0.00	0.05	0.00	3.79	1.11	2.68	3,889	13.61
THRD	TF Fin. Corp. of Newtown PA	0.77	3.61	0.53	3.09	0.29	2.80	0.00	-0.08	0.76	0.68	2.48	0.00	-0.07	0.00	4.26	0.67	3.60	4,440	27.71
WEBK	Wellesley Bancorp, Inc. of MA	0.65	4.13	0.72	3.41	0.14	3.27	0.00	0.00	0.17	0.17	2.53	0.00	0.13	0.00	4.28	0.83	3.46	9,227	37.93

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

Updated growth rates for Coastway and the Peer Group (median basis) are based on annual growth rates for the 12 months ended September 30, 2013 or the most recent 12 month period available for the Peer Group companies.  Coastway recorded a 10.1% growth in assets, which was higher than the Peer Group’s asset growth rate of 3.5% (median basis).  Coastway experienced reduction in both cash and investments but displayed strong growth in loans, while the Peer Group recorded a larger decline in cash and investments and weaker growth in loans.  Over the past 12 months, the asset growth of the Bank was evident in growth in loans (18.8%), with such growth funded primarily with deposits (8.8%). Weaker deposit growth of 2.6% was recorded by the Peer Group, while borrowings grew minimally at 0.02%.  Updated tangible net worth growth rates showed a notable increase of 3.3% for Coastway, while the Peer Group recorded a decline of 3.1% on a median basis.  As noted in the Original Appraisal, the Bank’s post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position.  Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially slow the Bank’s capital growth rate in the longer term following the stock offering.

Table 3 displays comparative operating results for Coastway based on earnings for the 12 months ended September 30, 2013 and the 12 months ended June 30, 2013 for the Peer Group, unless otherwise indicated for the Peer Group companies.  Coastway and the Peer Group reported updated net income to average assets ratios of 0.13% and 0.45% (median basis), respectively.  Non-interest income and net gains on sale, consisting of gains on the sale of loans, continued to represent significant earnings advantages for the Bank, which were offset by an earnings advantage maintained by the Peer Group with respect to a lower operating expense ratio.  Net interest income and provisions for loan losses ratios were similar for both over the most recent 12 month period.

In terms of the net interest income ratio, Coastway recorded a comparable ratio as the Peer Group, as the Bank’s modestly higher level of interest income was offset by a higher level of interest expense.  As noted in the Original Appraisal, the Bank’s interest expense is elevated due to its greater use of interest bearing liabilities.  These relative levels were also indicated by the Bank’s and the Peer Group’s yields on earning assets and costs of liabilities as shown in Table 3.  On balance, the Bank’s yield cost spread of 3.24% was 16 basis points higher than the Peer Group’s indicated ratio.

As a significant driver of Coastway’s level of net income, non-interest income and net gains on sale equaled 0.92% and 0.90% of average assets, respectively, over the most recent 12 month period.  The Peer Group reported non-interest income and net gains of 0.40% and 0.09% of average assets, respectively, over the same time period.  The Bank continued to report a higher operating expense ratio at 4.28% of average assets, due to the mortgage banking operations and its expansion of operations through the branch office network.  In assessing Coastway’s core earnings strength relative to the Peer Group, the Bank’s updated efficiency ratio of 88.9% (inclusive of the mortgage banking gains on sale) remained higher, or less favorable than the Peer Group’s efficiency ratio of 77.9%.

Loan loss provisions represented a slightly higher factor in the Bank’s updated earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.17% and 0.14% of average assets, respectively. As noted previously, the Bank reported an effective tax rate of 45.94% for the 12 months ended September 30, 2013, which was much higher compared to the Peer Group’s effective tax rate of 37.48%.  As set forth in the prospectus, the Bank’s effective marginal tax rate has been assumed to equal 39.5%.

Coastway’s updated credit quality measures, as shown in Table 4, continued to imply higher credit risk exposure, based on the Bank’s higher ratios for non-performing loans as a percent of loans (2.92% versus 1.63% (median basis) for the Peer Group), and total non-performing assets as a percent of assets (2.98% versus 1.48% for the Peer Group).  Allowances for loan losses as a percent of loans were lower for the Bank than the Peer Group (0.49% versus 0.95% for the Peer Group), and the Bank also maintained a much lower ratio of loss reserves as a percent of total non-performing assets (14.18% versus 51.87% for the Peer Group).  As noted in the Original Appraisal, in recent periods the Bank has been able to record a steady reduction in problem assets and the resulting asset quality ratios, which is viewed as reducing the implied credit risk associated with the Bank’s loan portfolio.

Table 4

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of June 30, 2013 or Most Recent Date Available

			NPAs &				Rsrves/
		REO/	90+Del/	NPLs/	Rsrves/	Rsrves/	NPAs &	Net Loan	NLCs/
Institution		Assets	Assets	Loans	Loans	NPLs	90+Del	Chargeoffs	Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)

Coastsway Community Bank of RI		0.44	2.98	2.92	0.49	16.62	14.18	326	0.10
As of September 30, 2013

All Public Companies
Averages		0.40	2.68	3.42	1.44	66.36	52.96	1,014	0.34
Medians		0.15	1.89	2.44	1.27	48.12	41.74	364	0.16

Comparable Group
Averages		0.25	1.99	2.87	1.13	84.54	74.64	348	0.38
Medians		0.09	1.48	1.63	0.95	56.02	51.87	138	0.07

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA	0.54	NA	NA	1.52	NA	NA	307	0.43
BLMT	BSB Bancorp, Inc. of MA	0.00	1.34	1.65	0.93	56.49	56.49	22	0.01
CBNK	Chicopee Bancorp, Inc. of MA	0.10	0.64	0.70	0.94	134.74	113.15	116	0.10
COBK	Colonial Financial Serv. of NJ	0.75	6.74	12.58	1.55	12.29	10.92	2,141	2.89
GTWN	Georgetown Bancorp, Inc. of MA	0.01	1.61	1.69	0.95	55.55	51.16	129	-0.03
HBNK	Hampden Bancorp, Inc. of MA	0.17	2.21	2.99	NA	39.56	35.65	206	0.00
PEOP	Peoples Fed Bancshrs Inc of MA	0.00	0.31	0.39	0.88	226.00	226.00	33	0.03
SIFI	SI Financial Group, Inc. of CT	0.08	1.22	1.60	0.89	55.51	52.00	376	0.22
THRD	TF Fin. Corp. of Newtown PA	0.86	1.87	1.35	1.30	96.16	51.73	146	0.11
WEBK	Wellesley Bancorp, Inc. of MA	0.00	NA	NA	1.19	NA	NA	0	0.00

Source:       Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

3.                                      Stock Market Conditions

Since the August 9, 2013 date of the Original Appraisal, the performance of the broader stock market has been generally positive.  Following sluggish job growth reflected in the July employment report and lowered sales forecast by some retailers, stocks retreated in early August 2013.  The downward trend in stocks continued through the second half of August, with the DJIA hitting a two-month low in late-August.  Ongoing worries about the tapering of economic stimulus by the Federal Reserve and the prospect of a military strike on Syria were noteworthy factors that contributed to the downturn.  Some favorable economic reports, as well as subsiding investor concerns about Syria and the Federal Reserve scaling back its easy monetary policies helped stocks to regain some upward momentum during the first half of September.  Stocks reversed course and traded down to close out the third quarter, which was attributed to renewed fears over the Federal Reserve scaling back its financial stimulus program and mounting concerns over the budget standoff in Washington.  Through mid-October, stocks rose with federal government offices reopened because of new funding through January 15, 2014, and the debt limit suspended until February 7, investors turned their attention back to earnings, but also kept an eye on Washington and the future direction of Federal Reserve policy.  The S&P 500 Index set a new record, while the Nasdaq established a new 13-year high. The DJIA gained but remained somewhat below the highs it established in mid-September.  The Labor Department’s September payrolls report, which had been delayed because of the closure of federal research departments, indicated that private-sector hiring had continued the slowdown it began in the spring.  Stocks reacted positively to the news as most observers interpreted the data to mean that the Federal Reserve is likely to further delay making any changes to monetary policy.  On October 25, 2013, the DJIA closed at 15570.28, an increase of 0.9% from August 9, 2013 and the NASDAQ Composite Index closed at 3943.36, an increase of 7.7% from the date of the First Update.  The S&P 500 closed at 1759.77 on October 25, 2013, an increase of 4.0% from August 9, 2013.

Thrift industry stocks have also followed the general stock market trends.  Some favorable economic data boosted thrift shares at the beginning of August, which was followed by a downturn amid indications from the Federal Reserve that tapering of quantitative easing was becoming more likely.  After trading in a narrow range through mid-August, financial shares sold-off in late-August on the threat of a military strike on Syria and a weak report on consumer spending.  Bank and thrift stocks rebounded along with the broader stock market during the first half of September, which was followed by a slight downturn on expectations that the Federal Reserve could begin tapering its monthly asset purchases at its next meeting and the looming threat of the budget impasse shutting down the U.S. government.  With the government shutdown continuing through the first week of October, bank and thrift stocks posted moderate gains in line with the broader market movement.  Investors showed their relief that Congress reached an agreement to reopen the government and raise the debt ceiling during trading through mid-October, but their enthusiasm was muted by the prospect of rehashing the entire debate within a few months.  As an indication of the above items, on October 25, 2013, the SNL Index for all publicly-traded thrifts closed at 679.2, an increase of 2.2% since August 9, 2013, the date of the First Update.

Updated market pricing data for the Peer Group and the thrift stock market in general is presented in Table 5.  Consistent with the changes in the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly traded thrifts were generally higher compared to the Original Appraisal.  The book value based pricing measures for the Peer Group increased approximately 2% since the date of the Original Appraisal, while the earnings based pricing measures increased in a range of 6% to 9%.  Since the date of the Original Appraisal, the stock prices of four out of the ten Peer Group companies were higher as of October 25, 2013.  A comparative pricing analysis of the Peer Group, all publicly-traded thrifts, and the SNL Thrift Index is shown in Table 5, based on closing stock market prices as of August 9, 2013 and October 25, 2013.  Exhibit 1 provides pricing and financial data on all publicly-traded thrifts as of October 25, 2013.

Table 5

Coastway Community Bank

Peer Group and Publicly-Traded Thrifts - Average Pricing Characteristics

	At August 9,		At Oct. 25,		%
	2013		2013		Change
Peer Group
Price/Earnings (x)	24.96	x	27.32	x	9.46%
Price/Core Earnings (x)	24.66		26.15		6.04
Price/Book (%)	96.60%		98.90%		2.38
Price/Tangible Book(%)	97.37		99.68		2.37
Price/Assets (%)	13.66		13.68		0.15
Avg. Mkt. Capitalization ($Mil)	$82.78		$86.83		4.89

All Publicly-Traded Thrifts
Price/Earnings (x)	18.71	x	19.07	x	1.92%
Price/Core Earnings (x)	22.08		22.71		2.85
Price/Book (%)	103.20%		104.66%		1.41
Price/Tangible Book(%)	111.52		113.30		1.60
Price/Assets (%)	13.24		13.52		2.11
Avg. Mkt. Capitalization ($Mil)	$341.0		$353.29		3.60
SNL Thrift Index	664.57		679.16		2.20

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:  (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials.  The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value.  Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

A comparison of recently converted thrift institutions would be most relevant for standard conversions.  Since July 2013, two standard conversion offerings have been completed.  As shown in Table 6, Quarry City Savings and Loan Association and Sunnyside Bancorp, Inc. began trading in July 2013.  Both offerings were relatively small, making comparisons to Coastway’s offering less meaningful.  As shown in Table 6, these two standard conversions of closed at an average price/tangible book ratio of 59.7%, while their stock prices closed up 3.8% on average after the first day of trading.  As of October 25, 2013, the two companies’ stock prices closed up 1.3% on average from their offering prices.  Over the last three months, three second step conversions have been completed and have begun trading, however comparisons to Coastway’s standard conversion offering are less relevant.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Coastway’s pro forma value based upon our comparative analysis to the Peer Group:

Table 7

Coastway Community Bank

Previous Valuation Adjustments

Previous Valuation
Key Valuation Parameters:	Adjustment

Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	Moderate Downward
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal.  Accordingly, those parameters were not discussed further in this update.

An analysis of the Bank’s updated financial condition to the Peer Group remained comparable to the discussion as contained in the Original Appraisal, indicating downward adjustments for the Bank’s credit quality and balance sheet liquidity and no adjustment for the Bank’s asset/liability composition, funding liabilities and equity position on a pro forma basis.  The overall “no valuation adjustment” remained appropriate given the improvement in asset quality and overall growth in the balance sheet over the past three months.  A moderate downward adjustment remained appropriate for reported and core earnings, based on downward adjustments for the lower level of reported and core net income over the updated last 12 months and the concentration of earnings from the mortgage company operations.

Table 6

Pricing Characteristics and After-Market Trends

Recent Conversions Completed in Last Three Months

											Contribution to		Insider Purchases
			Pre-Conversion Data				Offering Information				Char. Found.		% Off Incl. Fdn.+Merger Shares
Institutional Information			Financial Info.		Asset Quality		Excluding Foundation					% of	Benefit Plans				Initial
	Conversion			Equity/	NPAs/	Res.	Gross	%	% of	Exp./		Public Off.		Recog.	Stk	Mgmt.&	Div.
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offer	Mid.	Proc.	Form	Excl. Fdn.	ESOP	Plans	Option	Dirs.	Yield
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(1)	(%)

Standard Conversions
Quarry City S&LA - MO	7/26/13	QRRY-OTCBB	$40	10.93%	1.30%	101%	$4.1	100%	91%	17.6%	N.A.	N.A.	0.0%	4.0%	10.0%	15.8%	0.00%
Sunnyside Bancorp, Inc. - NY	7/15/13	SNNY-OTCQB	$91	6.72%	0.00%	NM	$7.9	100%	132%	9.5%	N.A.	N.A.	7.0%	3.0%	10.0%	5.6%	0.00%

	Averages - Standard Conversions:		$65	8.83%	0.65%	101%	$6.0	100%	111%	13.6%	N.A.	N.A.	3.5%	3.5%	10.0%	10.7%	0.00%
	Medians - Standard Conversions:		$65	8.83%	0.65%	101%	$6.0	100%	111%	13.6%	N.A.	N.A.	3.5%	3.5%	10.0%	10.7%	0.00%

Second Step Conversions
Delanco Bancorp, Inc. - NJ*	10/18/13	DLNO-OTCQB	$130	8.73%	6.11%	18%	$4.2	56%	99%	20.7%	N.A.	N.A.	4.5%	0.0%	4.6%	5.0%	0.00%
Prudential Bancorp, Inc. - PA	10/10/13	PBIP-NASDAQ	$466	12.69%	1.33%	48%	$71.4	75%	115%	3.5%	N.A.	N.A.	4.0%	4.0%	10.0%	0.3%	0.00%
AJS Bancorp, Inc. - IL	10/10/13	AJSB-OTCQB	$216	10.42%	3.17%	39%	$14.1	61%	132%	8.0%	N.A.	N.A.	8.0%	4.0%	10.0%	5.0%	0.00%

	Averages - Second Step Conversions:		$271	10.61%	3.54%	35%	$29.9	64%	115%	10.7%	N.A.	N.A.	5.5%	2.7%	8.2%	3.4%	0.00%
	Medians - Second Step Conversions:		$216	10.42%	3.17%	39%	$14.1	61%	115%	8.0%	N.A.	N.A.	4.5%	4.0%	10.0%	5.0%	0.00%

	Averages - All Conversions:		$189	9.90%	2.38%	51%	$20.3	78%	114%	11.9%	N.A.	N.A.	4.7%	3.0%	8.9%	6.3%	0.00%
	Medians - All Conversions:		$130	10.42%	1.33%	44%	$7.9	75%	115%	9.5%	N.A.	N.A.	4.5%	4.0%	10.0%	5.0%	0.00%

											Post-IPO Pricing Trends
			Pro Forma Data								Closing Price:
Institutional Information			Pricing Ratios(2)(5)				Financial Charac.				First		After		After
	Conversion			Core			Core		Core	IPO	Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	P/TB	P/E		P/A	ROA	TE/A	ROE	Price	Day	Chge	Week(3)	Chge	Month(4)	Chge	10/25/13	Chge
			(%)	(x)		(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
Quarry City S&LA - MO	7/26/13	QRRY-OTCBB	55.9%	15.6	x	9.4%	0.6%	16.9%	3.4%	$10.00	$10.75	7.5%	$10.20	2.0%	$10.00	0.0%	$10.30	3.0%
Sunnyside Bancorp, Inc. - NY	7/15/13	SNNY-OTCQB	63.6%	NM		8.2%	-0.4%	12.9%	-2.9%	$10.00	$10.00	0.0%	$10.45	4.5%	$10.01	0.1%	$9.95	-0.5%

	Averages - Standard Conversions:		59.7%	15.6	x	8.8%	0.1%	14.9%	0.3%	$10.00	$10.38	3.8%	$10.33	3.2%	$10.01	0.0%	$10.13	1.3%
	Medians - Standard Conversions:		59.7%	15.6	x	8.8%	0.1%	14.9%	0.3%	$10.00	$10.38	3.8%	$10.33	3.2%	$10.01	0.0%	$10.13	1.3%

Second Step Conversions
Delanco Bancorp, Inc. - NJ*	10/18/13	DLNO-OTCQB	51.8%	NM		5.7%	-0.2%	11.0%	-1.6%	$8.00	$8.35	4.4%	$8.44	5.5%	$8.44	5.5%	$8.44	5.5%
Prudential Bancorp, Inc. - PA	10/10/13	PBIP-NASDAQ	78.0%	46.19		18.0%	0.4%	23.1%	1.7%	$10.00	$10.85	8.5%	$10.75	7.5%	$10.91	9.1%	$10.91	9.1%
AJS Bancorp, Inc. - IL	10/10/13	AJSB-OTCQB	68.5%	NM		10.2%	-0.1%	14.9%	-0.4%	$10.00	$11.90	19.0%	$11.56	15.6%	$11.64	16.4%	$11.64	16.4%

	Averages - Second Step Conversions:		66.1%	46.2	x	11.3%	0.1%	16.3%	-0.1%	$9.33	$10.37	10.6%	$10.25	9.5%	$10.33	10.3%	$10.33	10.3%
	Medians - Second Step Conversions:		68.5%	46.2	x	10.2%	-0.1%	14.9%	-0.4%	$10.00	$10.85	8.5%	$10.75	7.5%	$10.91	9.1%	$10.91	9.1%

	Averages - All Conversions:		63.6%	30.9	x	10.3%	0.1%	15.7%	0.1%	$9.60	$10.37	7.9%	$10.28	7.0%	$10.20	6.2%	$10.25	6.7%
	Medians - All Conversions:		63.6%	30.9	x	9.4%	-0.1%	14.9%	-0.4%	$10.00	$10.75	7.5%	$10.45	5.5%	$10.01	5.5%	$10.30	5.5%

Note:  * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)  As a percent of MHC offering for MHC transactions.

(2)  Does not take into account the adoption of SOP 93-6.

(3)  Latest price if offering is less than one week old.

(4)  Latest price if offering is more than one week but less than one month old.

(5)  Mutual holding company pro forma data on full conversion basis.

(6)  Simultaneously completed acquisition of another financial institution.

(7)  Simultaneously converted to a commercial bank charter.

(8) Former credit union.

October 25, 2013

The general market for thrift stocks has improved since the date of the Original Appraisal, as indicated in Table 5 by the increases exhibited in the SNL Index for all publicly-traded thrifts and the updated pricing measures for the Peer Group and all publicly-traded thrifts.  As discussed previously, two standard conversion offerings were completed since July 2013, both of which were smaller offering compared to the Bank’s offering.  Taking into account the slight improvement in the overall market for thrift stocks, we determined that the valuation adjustment for marketing of the issue of ‘slight downward” remained appropriate.

Overall, taking into account the foregoing factors, RP Financial concluded that as of October 25, 2013, the aggregate pro forma market value of Coastway, on a fully converted basis, remained unchanged from the Original Appraisal.  Therefore, RP Financial concluded that, as of October 25, 2013 the aggregate pro forma market value of the Bank, inclusive of the shares issued to the Foundation, was equal to $37,349,750, or 3,734,975 shares issued at $10.00 per share.  Based on the terms of the Foundation, the conversion offering is equal to $36,500,000 at the midpoint of the offering range, equal to 3,650,000 shares at $10.00 per share.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Coastway’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.  In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal were updated with financial data as of September 30, 2013.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach.  Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Bank has adopted Statement of Position (“SOP” 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares.  For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank’s shareholders.  However, we have considered the impact of the Bank’s adoption of SOP 93-6 in the determination of pro forma market value.

1.                                      P/E Approach.  In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds.  The Bank’s reported earnings equaled $479,000 for the 12 months ended September 30, 2013.  In deriving

Coastway’s core earnings, the adjustment made to reported earnings was to eliminate writedown incurred in connection with the property currently held for sale.  As shown in Table 8, assuming an effective marginal tax rate of 39.5% is applied to the earnings adjustment, the Bank’s core earnings were estimated to equal $771,000 for the 12 months ended June 30, 2013.  (Note:  see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Table 8

Coastway Community Bank

Core Earnings Analysis

Amount
($000)

Net Income (12 Months Ended 9/30/2013)	$479
Addback: Writedown on Assets Held for Sale	482
Less: Tax Effect (1)	(190)
Core Earnings Estimate	$771

(1)         Tax effected at 39.5%.

Based on Coastway’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma earnings on a reported basis were relatively low, and resulted in price/earnings multiples in excess of 100 times.  These price/earnings multiples were deemed “not meaningful” for appraisal valuation purposes.  In addition, the price/core earnings multiple at the supermaximum of the offering range was also above 100 times.  Thus, utilizing pro forma core earnings results from the minimum to the maximum of the offering range, the Bank’s core P/E multiple at the $37.3 million midpoint value equaled 72.68 times.  The Bank’s updated core P/E multiple provided for a premium of 177.93% relative to the Peer Group’s average core P/E multiple of 26.15 times (versus a premium of 51.34% relative to the Peer Group’s average core P/E multiple as indicated in the Original Appraisal).  The Bank’s updated core P/E multiple at the midpoint of the valuation range indicated a premium of 171.09% relative to the Peer Group’s median core P/E multiple, which equaled 26.81 times (versus a premium of 44.76% relative to the Peer Group’s median core P/E multiple as indicated in the Original Appraisal).  The Bank’s pro forma P/E ratios based on core earnings at the minimum and the maximum equaled 57.51 times and 90.23 times, respectively.  The Bank’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

2.                                      P/B Approach.  P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings.  In applying the P/B approach, we considered both reported book value and tangible book value.  Based on the $37.3 million midpoint value, the Bank’s P/B and P/TB ratios equaled 64.14%.  In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 98.90% and 99.68%, respectively, Coastway’s updated ratios reflected a discount of 35.15% on a P/B basis and a discount of 35.65% on a P/TB basis (versus discounts of 33.7% and 34.2% from the Peer Group’s average P/B and P/TB ratios as indicated in the Original Appraisal).  In comparison to

Table 9

Public Market Pricing Versus Peer Group

Coastway Community Bank of RI and the Comparables

As of October 25, 2013

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)
		Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang. Eq./	NPAs/	Reported		Core
		Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Coastway Community Bank of RI
Supermaximum		10.00	49.49	0.09	13.87	NM	72.10	11.74	72.10	NM	0.00	0.00	0.00	422	16.28	16.28	2.69	0.03	0.21	0.10	0.63
Maximum		10.00	43.00	0.11	14.67	NM	68.17	10.33	68.17	90.23	0.00	0.00	0.00	416	15.16	15.16	2.72	0.04	0.29	0.11	0.76
Midpoint		10.00	37.35	0.14	15.59	NM	64.14	9.08	64.14	72.68	0.00	0.00	0.00	411	14.17	14.17	2.76	0.05	0.38	0.12	0.88
Minimum		10.00	31.70	0.17	16.87	NM	59.28	7.80	59.28	57.51	0.00	0.00	0.00	406	13.15	13.15	2.79	0.06	0.49	0.14	1.03

All Non-MHC Public Companies(7)
Averages		16.17	353.29	0.33	15.26	19.07	104.66	13.52	113.30	22.71	0.24	1.53	25.87	2506	13.01	12.35	2.69	0.54	4.10	0.23	1.37
Median		14.60	101.66	0.38	14.28	17.70	95.80	12.89	100.08	20.87	0.20	1.38	12.90	792	12.61	11.51	1.94	0.54	4.33	0.40	2.95

Comparable Group
Averages		16.70	86.83	0.41	16.97	27.32	98.90	13.68	99.68	26.15	0.15	0.83	31.64	641	13.76	13.67	1.99	0.36	2.63	0.26	1.87
Medians		15.94	91.62	0.29	15.87	29.95	95.45	13.16	97.69	26.81	0.16	1.07	33.34	612	12.96	12.82	1.48	0.44	2.84	0.30	1.81

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA	14.72	72.38	0.38	15.48	38.74	95.09	16.93	95.09	38.74	0.20	1.36	52.63	428	17.80	17.80	NA	0.42	2.42	0.42	2.42
BLMT	BSB Bancorp, Inc. of MA	14.05	127.24	0.01	14.15	NM	99.29	14.00	99.29	NM	0.00	0.00	0.00	909	14.10	14.10	1.34	0.17	1.10	0.01	0.07
CBNK	Chicopee Bancorp, Inc. of MA	17.84	96.85	0.55	16.77	33.04	106.38	16.22	106.38	32.44	0.20	1.12	37.04	597	15.25	15.25	0.64	0.49	3.26	0.50	3.32
COBK	Colonial Financial Serv. of NJ	13.98	53.86	-0.44	16.10	NM	86.83	8.61	86.83	NM	0.00	0.00	NM	626	9.92	9.92	6.74	-0.15	-1.42	-0.27	-2.50
GTWN	Georgetown Bancorp, Inc. of MA	14.50	27.19	-0.07	15.64	26.85	92.71	11.88	92.71	NM	0.16	1.10	29.63	229	12.82	12.82	1.61	0.47	3.60	-0.06	-0.47
HBNK	Hampden Bancorp, Inc. of MA	18.00	101.66	0.41	14.81	33.96	121.54	15.57	121.54	NM	0.24	1.33	45.28	653	12.81	12.81	2.21	0.46	3.47	0.36	2.69
PEOP	Peoples Fed Bancshrs Inc of MA	17.15	111.01	0.20	16.53	NM	103.75	19.32	103.75	NM	0.16	0.93	69.57	575	18.62	18.62	0.31	0.26	1.36	0.23	1.19
SIFI	SI Financial Group, Inc. of CT	11.56	148.00	-0.05	12.28	NM	94.14	12.32	96.82	NM	0.12	1.04	NM	1201	13.09	12.77	1.22	-0.01	-0.08	-0.05	-0.40
THRD	TF Fin. Corp. of Newtown PA	27.44	86.38	2.24	29.36	13.00	93.46	10.91	98.56	12.25	0.40	1.46	18.96	792	11.67	11.14	1.87	0.85	7.28	0.90	7.73
WEBK	Wellesley Bancorp, Inc. of MA	17.79	43.76	0.84	18.57	18.34	95.80	11.03	95.80	21.18	0.00	0.00	0.00	397	11.51	11.51	NA	0.65	5.32	0.56	4.61

(1)   Average of High/Low or Bid/Ask price per share.

(2)   EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3)   P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)   Indicated 12 month dividend, based on last quarterly dividend declared.

(5)   Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)   ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)   Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations.  The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

the median P/B and P/TB ratios indicated for the Peer Group of 95.45% and 97.69%, respectively, Coastway’s updated ratios reflected discounts of 32.80% and 34.34% at the $37.3 million midpoint value (versus discounts of 32.8% and 34.6% from the Peer Group’s median P/B and P/TB ratios as indicated in the Original Appraisal).  At the supermaximum of the range, the Bank’s P/B and P/TB ratios equaled 72.10%.  In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the maximum of the range reflected discounts of 27.10% and 27.67%, respectively.  In comparison to the Peer Group’s median P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the supermaximum of the range reflected discounts of 24.46% and 26.20%, respectively.  The Bank’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings.  As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value.  Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).  As discussed previously, two standard conversions have been completed since July 2013.  These two conversions closed at an average pro forma price/tangible book ratio of 59.7% (see Table 6).  In comparison, the Bank’s pro forma price/tangible book ratio at the appraised midpoint value reflects a premium of 7.44% and at the supermaximum of the range reflects an implied premium of 20.77%.

3.                                      P/A Approach.  P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value.  Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis.  At the $37.3 million midpoint value Coastway’s pro forma P/A ratio equaled 9.08%.  In comparison to the Peer Group’s average P/A ratio of 13.68%, Coastway’s P/A ratio indicated a discount of 33.63% (versus a discount of 32.7% at the midpoint valuation in the Original Appraisal).  In comparison to the Peer Group’s median P/A ratio of 13.16%, Coastway’s P/A ratio at the $37.3 million midpoint value indicated a discount of 31.00% (versus a discount of 30.80% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 25, 2013, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares to be issued to the Foundation equaled $37,349,750 at the midpoint, equal to 3,734,975 shares offered at a per share value of $10.00.  Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $31,702,290 and a maximum value of $42,997,210.  Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,170,229 at the minimum and 4,299,721 at the maximum.  In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $49,491,790 without a resolicitation.  Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,949,179.

Based on this valuation range, the conversion stock offering (excluding the shares issued to the Foundation will be as follows: 3,102,500 shares at the minimum, 3,650,000 shares at the midpoint, 4,197,500 shares at the maximum and 4,827,125 shares at the supermaximum of the offering range.  These figures translate to offering values as follows:  $31,025,000 at the minimum, $36,500,000 at the midpoint, $41,975,000 at the maximum and $48,271,250 at the supermaximum of the offering range.  The pro forma valuation calculations relative to the Peer Group are shown in Table 9 and are detailed in Exhibit 2 and Exhibit 3.

Respectfully submitted,
RP® FINANCIAL, LC.

James J. Oren
Director